November 3, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         ProPetro Holding Corp.  (the “Company”)
Registration Statement on Form S-1 (File No. 333-221304)

Ladies and Gentlemen:

As representative of the several underwriters of the Company’s proposed public offering of up to 11,500,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Washington D.C. time, on November 6, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 2, 2017, through the date hereof:

Preliminary Prospectus dated November 2, 2017:

1,554 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

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Very truly yours,

GOLDMAN SACHS & CO. LLC,
As Representative of the several
Underwriters

By: GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
Name:	Charles Park
Title:	Managing Director